UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2026

Commission File Number: 001-42804

Kyivstar Group Ltd.
(Translation of registrant’s name into English)

Unit 517, Level 5
Index Tower
Dubai International Financial Centre (DIFC)
United Arab Emirates
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On May 12, 2026, Kyivstar Group Ltd. (the “Company”) held its 2026 Annual General Meeting of Shareholders (the “AGM”) via teleconference at 12:00 Gulf Standard Time. The record date for the AGM was April 13, 2026 (the “Record Date”). As of the Record Date, there were 230,863,624 common shares outstanding and entitled to vote. A total of 209,896,839 shares (approximately 90.92% of outstanding shares) were represented at the AGM, constituting a quorum.

The following is a summary of the matters voted upon at the AGM and the final voting results for each proposal:

Proposal 1 – Amendment to Bye-law 56.3

Shareholders approved the amendment to Bye-law 56.3 of the Company’s Bye-laws to revise and restate such provision as follows: “The Officers and Senior Executives shall receive such remuneration as the Remuneration Committee of the Board may from time to time determine.” The voting results were as follows:

For	Against	Abstain/Withheld
209,818,788	62,491	15,560

Proposal 2 – Appointment of UHY LLP as Auditor

Shareholders approved the appointment of UHY LLP (“UHY”) as auditor to audit the consolidated financial statements of the Company for the financial year ending December 31, 2026, and authorized the board of directors of the Company (the “Board”) to formalize the engagement and fix the remuneration of UHY as auditor. The voting results were as follows:

For	Against	Abstain/Withheld
209,884,119	8,908	3,812

Proposal 3 – Re-election of Directors

All ten director nominees were re-elected to the Board by cumulative voting. Under cumulative voting, each shareholder multiplied the number of shares held by 10 (the number of directors to be re-elected) and allocated votes among the nominees. The voting results for each nominee were as follows:

Nominee	For	Abstain/Withheld
Serdar Çetin	209,888,115	8,724
Betsy Cohen	209,862,488	34,351
Augie K Fabela II	209,874,092	22,747
Rt Hon Sir Brandon Lewis	209,888,410	8,429
Burak Özer	209,861,743	35,096
Duncan Perry	209,871,948	24,891
Michael Pompeo	209,887,387	9,452

Dmytro Shymkiv	209,875,418	21,421
Michiel Soeting	209,887,683	9,156
Kaan Terzioglu	209,813,857	82,982

A copy of the press release announcing the results of the AGM is furnished hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release, dated May 12, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2026	Kyivstar Group Ltd.

	By:	/s/ Kaan Terzioğlu
	Name:	Kaan Terzioğlu
	Title:	Executive Chairman and Director